Exhibit 16.1

July 6, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated July 6, 2009, of Ambassadors International, Inc. and are in agreement with the statements contained in paragraphs 2 through 6 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young